

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Darryl Rawlings
Chief Executive Officer
Trupanion, Inc.
907 NW Ballard Way
Seattle, WA 98107

> **Re: Trupanion, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 28, 2014**
> **CIK No. 0001371285**

Dear Mr. Rawlings:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do

so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Our Company, page 1

4. Please reconcile your statements pertaining to member loyalty and your 98.5% monthly retention rate with the statement on page 58 that only 56% of the pets enrolled in 2010 remained enrolled at the end of 2013.

5. Please provide the basis of your statement that you have "pioneered a unique solution," particularly since you note elsewhere in your disclosure that there are other pet insurance providers that you are competing against.

6. Please expand the discussion to define how you use the term "retention rate" and clarify, if true, that this term does not indicate the percentage of specific individual members enrolled at the beginning of a period who remained enrolled at the end of the period. In this regard, we note the presentation on page 58 indicates that the monthly retention rate for the 2010 cohort increased from 97.14% at the end of 2010 to 99.07% at the end of 2013, while the number of enrolled pets in this cohort decreased form 34,583 in 2010 to 19,267 at the end of 2013.

7. Please note here that Territory Partners are compensated by you on a commission basis.

8. In addition to your monthly retention rate, please indicate here what your cohort retention rate over a year-to-year period has been, similar to the disclosure in your MD&A on page 58.

Our Solution, page 3

9. Please provide examples of the types of claims that are covered as well as those that are not covered by your medical plan.

Risks Affecting Us, page 6

10. Please include in this list of material risks the possible inability to maintain effective internal controls over financial reporting, as described in the risk factor on pages 25-26, and note that a material weakness was identified by your independent auditor during fiscal years 2010-2012.

11. Please include in this list your current level of indebtedness and its possible impact on your operations and the necessity of generating sufficient cash flow to satisfy your debt service obligations, as described in the risk factor on pages 30-31.

12. Please include in this list the possibility that litigation or regulatory action could negatively impact your business, while citing the pending inquiries from Washington State's and California's insurance agencies as described in the risk factor on page 31.

13. In your first bullet point, please include the net losses you have experienced over the last three fiscal years as well as your accumulated deficit to date. Please also include your accumulated deficit in the related risk factor on page 13.

14. In your sixth bullet point and in the related risk factor on page 15, please state the amount of current reserves you have established for claims.

15. In your eighth bullet point, the related risk factor on page 33-34 and the relevant disclosure on page 93, please state the minimum amount of risk-based capital APIC is required to maintain.

Risk Factors
Risks Related to Our Business and Industry
"If we are unable to maintain high member retention rates, our growth prospects and revenue will be adversely affected," page 14

16. In this risk factor, please include information about your cohort retention rate on a year-to-year basis, similar to the disclosure included in your MD&A on page 58.

"We depend on key personnel to operate our business . . .," page 23

17. Please identify the other key executives or employees whose departure could result in a material adverse event.

"Our indebtedness could adversely affect our business and limit our ability to expand our business or respond to changes . . .," page 30

18. Please expand this risk factor to summarize the financial and non-financial covenants you must comply with in connection with the Square 1 credit facility and note your obligations under both the Square 1 credit facility and the PEPI Capital, L.P. term loan are secured by substantially all of your assets.

"A downgrade in the financial strength rating of our insurance company may have an adverse effect on our competitive position . . .," page 33

19. Please revise this risk factor to include the names of the rating agencies that review APIC and the current financial strength ratings they have assigned to it.

Risks Related to Compliance with Laws and Regulations
"We will incur significantly increased costs and devote substantial management time as a result of operating as a public company," page 38

20. Please include in this risk factor the approximate amount you expect to spend to comply with your annual reporting obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 55

21. Please expand the discussion to indicate whether and how the pet policies you write for your "other" business differs from the policies offered for your subscription business.

Cohort Analysis, page 57

22. You disclose at the end of 2013, 19,267 or 56%, of the original 34,583 cohort pets remained enrolled in your medical plan. This disclosure appears to be inconsistent with your tabular disclosure that average monthly retention for the 2010 cohort at the end of 2013 was 99.07%. Please revise your disclosure to reconcile the different percentages.

Liquidity and Capital Resources
Regulation, page 72

23. Please provide disclosure of any known uncertainty related to the parent company's ability to service debt due to restrictions on the subsidiary's net assets. Include in your disclosure the expected effect of insufficient or potentially insufficient statutory capital and/or dividend restrictions on future financial position or results of operations and disclose the nature and amount of the restriction on subsidiary's net assets.

Operating Cash Flows, page 73

24. Expand the disclosure to explain why accounts and other receivables increased from December 31, 2012 to December 31, 2013 at a rate greater than the increase in revenue and deferred revenue or tell us why you believe no additional disclosure is necessary.

Critical Accounting Policies and Significant Estimates
Stock-Based Compensation, page 74

25. Please provide us an analysis of each significant factor contributing to the difference, to the extent that it is significant, between the common stock fair value as of the most recent valuation date and the estimated IPO price.

26. Refer to your disclosure on page 77 that in connection with the preparation of your financial statements for the year ended December 31, 2013, you re-evaluated the estimate of fair value of your common stock for financial reporting purposes. Please revise your

disclosure to explain how the re-valuation of the fair value of your common stock solely for financial reporting purposes was considered in the fair value of the underlying common stock assumption used to estimate the fair value of the stock options granted in 2013.

27. Explain to us the factors that contributed to the increase in fair value of your common stock of 54% in three months from $4.77 per share on August 2, 2013 to $7.35 per share on November 7, 2013 and an increase in fair value of 17% from $7.35 per share to $8.64 per share on December 23, 2013.

Claims Reserves, page 78

28. Please expand your disclosure to quantify how much of the reserve is an estimate of IBNR at each balance sheet date presented in the financial statements.

29. Please identify the key assumptions used in estimating your claims reserves and quantify and present preferably in a tabular format the impact that reasonably likely changes in these key assumptions may have on reported results, financial position and liquidity.

Business
General

30. Please include in this disclosure a discussion of your relationship with the unaffiliated managing general agent, which currently comprises your Other business segment. In this discussion, as well as in your risk factor on page 24 and the relevant portion of your MD&A, please identify this agent, the agent's territory, and describe with specificity your practice of writing policies on its behalf.

31. Pursuant to Regulation 601(b)(10)(i) of Regulation S-K, please file your agreement with this agent as an exhibit to your registration statement and provide a fuller description of its material terms in this section.

Our Company and Approach, page 80

32. Please expand the discussion to describe major policy exclusions, if any.

33. Please provide additional information relative to your business including a breakdown of the animals covered, i.e. dogs and cats, life expectancy, and variables in the determination of premiums.

Sales and Marketing, page 87

34. Please expand the Territory Partners discussion to describe whether the geographic regions covered by the Territory Partners cover the entire United States or the extent to which coverage is not currently offered.

35. Please state here whether the agreements you have entered into with your Territory Partners are based on a form agreement and have material terms that are substantially similar to each other. If there is such a form agreement, please file it as an exhibit pursuant to Regulation 601(b)(10)(ii)(B) of Regulation S-K.

36. Please disclose here and in your MD&A on page 60 the aggregate amount of commissions you have paid to your Territory Partners over the last three fiscal years.

Legal Proceedings, page 95

37. Please describe the alleged violations concerning APIC's trial insurance policies raised by the California Department of Insurance.

38. Please describe with further specificity the questions about proper licensure as well as the allegations relating to producer licensing and appointments raised by the Washington State Office of Insurance Commissioner.

Principal and Selling Stockholders, page 115

39. Please state in footnote 3 the name(s) of the individual(s) who hold voting and/or investment power over the shares held by RenaissanceRe Ventures Ltd.

Restated Certificate of Incorporation and Restated Bylaws Provisions, page 122

40. We note your disclosure entitled Choice of Forum on page 123. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Shares Eligible for Future Sale
Lock-Up and Market Standoff Agreements, page 129

41. Please either file your form lock-up agreement as an exhibit or confirm that it will be filed as an exhibit to the form underwriting agreement.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
8. Commitments and Contingencies, F-18

42. Refer to your disclosure of unpaid GST and HST taxes. Please revise your disclosure to explain why self-reporting taxes for 2007-2013 in 2014 will eliminate any penalties.

12. Preferred Stock and Stockholders' Deficit
Warrants, page F-27

43. Please revise your disclosure to explain why the warrants are considered liability instruments. Also, you disclose that significant judgment is used in determining the unobservable inputs used in valuing these instruments. It appears that the valuation of warrants is a critical accounting estimate. Please revise the critical accounting policies and significant estimates section of MD&A to include your accounting for warrants or explain to us why disclosure in this section is not meaningful to investors.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Donald Abbott at (202) 551-3608 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Alan Smith
        James Evans
        Amanda Rose
        Fenwick & West LLP
        1191 Second Avenue, Floor 10
        Seattle, WA 98101